                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                                Amendment No. 2

                       SHELLS SEAFOOD RESTAURANTS, INC.
                       --------------------------------
                               (Name of Issuer)

                    Common Stock, $.01 par value per share
                        (Title of Class of Securities)

                                  822809 10 9
                                  -----------
                                (CUSIP Number)

                              Frederick R. Adler
                       Intangible Asset Management Trust
                         c/o Susan R. Chapman, Trustee
                             175 East 64th Street
                           New York, New York  10021
                                (212) 517-3831
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               November 9, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [_]

                        (Continued on following pages)
                              (Page 1 of 6 pages)
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                                                                     Page 2 of 6

                                 SCHEDULE 13D
CUSIP NO. 822809 10 9
         -----------------

------------------------------------------------------------------------------
      NAMES OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only).

      (a) Federick R. Adler Intangible Asset Management Trust
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                         [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a)   USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          (a)   -0-
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (a)   -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (a)   -0-
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a)   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      (a)   -0-
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12
                                                                    [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      (a)    0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
      (a)    00
------------------------------------------------------------------------------


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                                                                     Page 3 of 6

                                 SCHEDULE 13D

CUSIP NO. 822809 10 9

------------------------------------------------------------------------------
      NAME OF REPORTING PERSONS
 1    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

      (a)   Susan R. Chapman, Trustee
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
 2                                                              (a) [_]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS
 4
      Not Applicable
------------------------------------------------------------------------------
      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      (a)   USA
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                          (a)   -0-  (see note 1)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY             (a)   -0-
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                          (a)   -0- (see note 1)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          (a)   -0-
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

               (a)   0 shares (see note 1)
------------------------------------------------------------------------------
      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
12                                                                  [X]
      (see note 1)

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
               (a)   0%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON
14
               (a)   IN
------------------------------------------------------------------------------

Note 1:

      Does not include (i) 30,000 shares of Company's Common Stock held by Philip R. Chapman, spouse of Susan R. Chapman, (ii) presently exercisable options to purchase 7,000 shares of Common Stock held by Philip R. Chapman, (iii) options to purchase 2,000 shares of Common Stock held by Philip R. Chapman which are not exercisable within 60 days of the date hereof, (iv) 244,726 shares of Common Stock held by Longview Partners, L.P., of which Susan R. Chapman is the general partner or (v) 73,333 shares of Common Stock issuable upon the exercise of a warrant held by Longview Partners, L.P.

      Subsequent to the date of the event for which this filing is required, Longview Partners, L.P. abandoned its warrant to purchase 73,333 shares of Common Stock and sold all of its 244,726 shares of Common Stock.


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                                                                     Page 4 of 6


     This report on Schedule 13D is being filed by the Frederick R. Adler Intangible Asset Management (the "Asset Trust") and Susan R. Chapman, Trustee (together with the Asset Trust, the "Reporting Persons"), to reflect the distribution by the Asset Trust of 953,926 shares of Common Stock, $.01 per value par share (the "Common Stock") of Shells Seafood Restaurants, Inc. (the "Company") to Frederick R. Adler, the beneficiary of the Asset Trust.

Item 1.   SECURITY AND ISSUER

     This Schedule 13D ("Schedule 13D") relates to the Common Stock of the Company. The principal executive offices of the Company are located at 16313 N. Dale Mabry Highway, Suite 100, Tampa, Florida 33618.

Item 2.   IDENTITY AND BACKGROUND

     This Statement is filed by the Asset Trust and Susan R. Chapman, Trustee, both having their principal address at c/o Susan R. Chapman, 175 East 64th Street, New York, New York 10021.

     Neither of the Reporting Persons has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
The Asset Trust is governed by the laws of the State of Florida, even though Florida is not the situs of the Asset Trust. Susan R. Chapman is a citizen of the United States of America.

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     Not applicable.

Item 4.   PURPOSE OF TRANSACTION

     On November 9, 2001, the Asset Trust distributed 953,926 shares of the Company's Common Stock to Frederick R. Adler, the beneficiary of the Asset Trust.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER.

     (a) The Asset Trust ceased to be the owner of any of the Company's securities upon the distribution by it of the 953,926 shares of Common Stock to Frederick R. Adler on November 9, 2001. Susan R. Chapman may be deemed to beneficially own (i) 30,000 shares of Common Stock held by Philip R. Chapman, spouse of Susan R. Chapman and Chairman of the Company's Board of Directors, (ii) presently exercisable options to purchase 13,000 shares of the Company's Common Stock held by Philip R. Chapman and (iii) options to purchase 9,000 shares of the Company's Common Stock which are held by Philip R. Chapman and which are
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                                                                     Page 5 of 6


          not exercisable within 60 days of the date hereof. Amounts reflected as beneficially owned by Susan R. Chapman do not include (i) 244,726 shares of Common Stock held by Longview Partners, L.P., of which Susan
          R. Chapman is the general partner or (ii) 73,333 shares of Common Stock issuable upon the exercise of a warrant held by Longview Partners, L.P. Since subsequent to the date of the event for which this filing is required (but prior to this filing, Longview Partners, L.P. abandoned its warrant to purchase 73,333 shares of Common Stock and sold all of its 244,726 shares of Common Stock.

    (b) For information with respect to the power to vote or direct the vote and the power to dispose or to direct the disposition of the Common Stock beneficially owned by the Reporting Persons, see Rows 7-10 of the cover page.

     (c) No transactions in the Common Stock were effected by the Reporting Persons during the past 60 days, except as reflected herein.

          Susan R. Chapman is Trustee of the Asset Trust.

     (e) The Asset Trust ceased to be the beneficial owner of more than 5% of the Company's Common Stock upon the distribution of 953,926 shares of Common Stock to Frederick R. Adler on November 9, 2001. As of November 9, 2001, Susan R. Chapman may be deemed to beneficially own 7.8% of the Company's securities by virtue of the holdings of Philip R. Chapman and Longview Partners, L.P. Subsequent to the date of the event for which this filing is required, Longview Partners, L.P. divested itself of all of its ownership of the Company's securities at which time Ms. Chapman ceased to beneficially own 5% or more of the Company's Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     None except that Susan R. Chapman is Trustee of the Asset Trust and has investment power with respect thereto.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS.

     None
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                                                                     Page 6 of 6

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                          By:   /s/ Susan R. Chapman
                               ---------------------------------------------
                               Susan R. Chapman, Individually and as Trustee of the Asset Trust


Date:  December 10, 2001